Filed by: Kraft Foods Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Kraft Foods Group, Inc.
Commission File No.: 001-35491
Form S-4 File No.: 333-203364

The following is the text of an email sent to Kraft employees on June 9, 2015.

Kraft Employees,

I hope everyone’s week is off to a productive start.

In my update to you last Tuesday, I told you we had passed an important milestone when we began mailing our Proxy Statement to shareholders with information about the special shareholder meeting. Today, H.J. Heinz Company and Kraft Foods Group shared news of another milestone when we announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (often referred to as the HSR Act) with regard to the proposed merger has expired.

So what does that mean? I mentioned in my previous note to all employees that we were still awaiting antitrust clearance in both the U.S. and Canada. The expiration of the HSR Act waiting period satisfies another condition to closing – U.S. antitrust clearance.

While we are one step closer to closing, it is important to keep in mind that the proposed merger still remains subject to antitrust clearance in Canada and approval by Kraft shareholders. U.S. antitrust clearance was an important condition in our process, however it should not change anything about the ways we are conducting our current business - as two separate companies through closing.

I encourage you to continue to take advantage of the merger microsite to stay up to date on the latest information. We will continue to update the timeline and FAQs and as always I will keep you apprised of our progress.

Thank you all for your support.

John Cahill
Chairman & CEO

Forward-Looking Statements

Certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “will,” “access,” “focus,” “deliver,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed merger.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that Kraft shareholders may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Kraft’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Kraft and Heinz to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond our control. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this communication, except as required by applicable law or regulation.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Kraft and Heinz. In connection with the proposed transaction, Heinz filed a registration statement on Form S-4, containing a proxy statement/prospectus (as amended, the “S-4”) with the Securities and Exchange Commission (“SEC”). The registration statement was declared effective by the SEC on June 2, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Kraft. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Heinz or Kraft has filed with the SEC or sent to shareholders in connection with the proposed transaction. SHAREHOLDERS OF KRAFT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Kraft will be made available free of charge on Kraft’s website at http://www.kraftfoodsgroup.com/. Copies of documents filed with the SEC by Heinz will be made available free of charge on Heinz’s website at http://www.heinz.com/.

Participants in Solicitation

Kraft and its directors and executive officers, and Heinz and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Kraft common stock in respect of the proposed transaction. Information about the directors and executive officers of Kraft is set forth in the proxy statement for

Kraft’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Heinz is set forth in the definitive proxy statement/prospectus. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.